129 #82-1991

04024298

SUPPL

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

"AMENDED"

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
NEWPORT EXPLORATION LTD.	04	01	31	04	03	31

ISSUER ADDRESS				
408 – 837 WEST HASTINGS STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3N6	604-685-6493	604-685-6851
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
BARBARA DUNFIELD		DIRECTOR		604-685-6851
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
ir@newport-exploration.com		www.newport-exploration.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"IAN ROZIER"	IAN ROZIER	04	03	31
"BARBARA DUNFIELD"	BARBARA DUNFIELD	04	03	31

FIN51-901F Rev.2000/12/19

NEWPORT EXPLORATION LTD.
QUARTERLY REPORT - FORM 51-901F
JANUARY 31, 2004
(prepared by management without audit)

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended January 31, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached unaudited financial statements for the period ended January 31, 2004.

2. Related party transactions:

   See Note 8 to the attached unaudited financial statements for the period ended January 31, 2004.

3. a) Securities issued during the period: Nil

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Price	Total Proceeds	Type of Consideration	Commission
Dec. 16/03	common shares	Private Placement	5,549,000	$0.35	$1,942,150	Cash	$73,088
Jan. 14/04	common shares	Exercise of Warrants	100,000	0.25	50,000	Cash	n/a
Jan. 15/04	common shares	Exercise of Warrants	100,000	0.25	50,000	Cash	n/a

   b) Summary of stock options granted during the period: Nil

4. Summary of securities as at the end of the reporting period.

   a) Authorized: 100,000,000 common shares without par value.

   b) Issued and outstanding:

	Number Of Shares	Amount
Balance, January 31, 2004	13,927,850	$ 33,478,076

   c) See Note 7 to the attached unaudited financial statements for the period ended January 31, 2004.

   d) There were no shares held in escrow at January 31, 2004.

5. List of Directors and Officers:
   Ian Rozier – President and Director
   Barbara Dunfield – CFO, Secretary and Director
   David Cohen – Director
   Douglas Hyndman – Director
   Paul Ray – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the financial statements and related notes thereto.

Results of Operations

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties.

The Company incurred a loss from operations of $181,435 (2002 - $320,558) during the six month period ended January 31, 2004 and had working capital of $2,049,681 (July 31, 2003 - $501,637) at January 31,2004.

Financings

The Company completed a non-brokered private placement for 5,549,000 units at $0.35 per unit raising a total of $1,942,150. Each unit consists of one common share and one two year share purchase warrant to purchase an additional common share at a price of $0.40 per share in the first year and $0.45 per share in the second year. A finder's fee totaling $73,088 and 288,400 share purchase warrants were payable in connection with this transaction.

Mineral Properties

During the previous fiscal year, the Company entered into an agreement to acquire an option on a mineral property located in Cuba. The Company issued 400,000 common shares at an agreed value of $100,000, assumed carrying costs of up to USD$20,000 per month and must complete a sampling and metallurgical test program of up to USD$750,000 within 12 months of TSX Venture Exchange acceptance.

During the period, the Company entered into an agreement with Cardero Resource Corp. ("Cardero) to acquire a 50% interest in the Franco Gold Project in San Luis Potosi, Mexico. Consideration for the acquisition includes a payment of $50,000 (paid), assumption of $250,000 in exploration expenditures on or before August 3, 2003, and payments of $20,000 and $60,000 to the underlying optionor of the Franco Property on or before March 3, 2004 and September 3, 2004 respectively.

When the above payments and exploration expenditures have been incurred, the Company will have earned 50% of Cardero's right, title and interest in and to the Franco Property which is subject to an underlying 2% Net Smelter Royalty. In order to acquire a 100% right, title and interest in and to the Franco Property, Cardero has to pay the Optionor the aggregate sum of $1,145,000 over 48 months which commenced on September 3, 2003 and incur an aggregate of $1,050,000 in exploration expenditures over a period of 36 months prior to September 2006. When the Company has earned the rights to 50% of Cardero's interest, the Company and Cardero will form a Mexican operating company ("Newco") and all further payments and exploration expenditures will be incurred equally by the Company and Cardero as equal partners in Newco.

Liquidity and Cash Reserves

At January 31, 2004, the Company had cash and equivalents of $2,121,659 compared with $573,609 at July 31, 2003. Accounts payable decreased to $98,919 from $103,413 and obligation under capital was reduced from $38,650 to $33,686.

Investor Relations

Management of the Company replied to shareholder inquiries. The Company has not entered into any formal investor relations contracts or agreements.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Related Party Transactions

a) Management fees of $20,000 were paid to a company controlled by a director of the Company.
b) Consulting fees of $38,000 were paid to a company controlled by a director of the Company.

Legal Proceedings

None.

Material Variances

During the period, there was a decrease in the Company's overall administration expenses which decreased the loss from operations to $181,435 for the current period from $320,558 in the period ended January 31, 2003. Particularly the categories of travel and related costs, consulting fees and investor relations reflected the largest changes in costs between the two periods. Most of these increased costs in the previous period were incurred by the Company as a result of the acquisition of the Company's Mantua Copper project in Cuba.

SUBSEQUENT EVENTS

Subsequent to the January 31, 2004, the following event occurred:

a) 600,000 share purchase warrants were exercised at $0.25 per share, netting the treasury $150,000.

b) 200,000 share purchase warrants exercisable at $0.25 per share, 1,000,000 share purchase warrants exercisable at $0.60 per share and 745,000 stock options exercisable at $0.21 per share, expired unexercised.

NEWPORT EXPLORATION LTD.

FINANCIAL STATEMENTS
(prepared by management without audit)

JANUARY 31, 2004

NEWPORT EXPLORATION LTD.
BALANCE SHEETS
(prepared by management without audit)

	Jan 31 2004	Jul 31 2003
ASSETS		
Current		
Cash and equivalents	$ 2,121,659	$ 573,609
Marketable securities (Note 3)	14,816	20,319
Receivables	13,088	5,261
Prepaids	9,630	16,050
	2,159,193	615,239
Exploration advances	133,035	-
Mineral properties (Note 4)	255,652	190,946
Capital assets (Note 5)	102,170	115,695
	$ 2,650,050	$ 921,880
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 98,919	$ 103,413
Current portion of obligation under capital lease	10,593	10,189
	109,512	113,602
Obligation under capital lease (Note 6)	23,093	28,461
	132,605	142,063
Shareholders' equity		
Capital stock (Note 7)	33,478,076	32,295,652
Contributed surplus	736,639	-
Deficit	(31,697,270)	(31,515,835)
	2,517,445	779,817
	$ 2,650,050	$ 921,880

Nature and continuance of operations (Note 1)
Commitment (Note 11)
Subsequent events (Note 13)

On behalf of the Board:

"Ian Rozier" Director "Barbara Dunfield" Director

The accompanying notes are an integral part of these financial statements.

NEWPORT EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(prepared by management without audit)

	For the three months ended Jan 31, 2004	For the three months ended Jan 31, 2003	For the six months ended Jan 31, 2004	For the six months ended Jan 31, 2003
EXPENSES				
Accounting and audit	$ 5,700	$ 2,650	$ 5,800	$ 4,850
Administration fees	7,500	-	7,500	-
Amortization	6,600	8,293	13,526	16,436
Automobile	-	320	214	641
Consulting	44,202	44,885	69,359	89,823
Investor relations	-	19,888	50	42,082
Legal	34	3,941	235	10,413
Management fees	9,000	15,000	20,000	30,000
Office and miscellaneous	2,920	5,823	5,034	8,348
Printing	4,161	-	4,161	-
Regulatory fees	10,180	2,942	10,434	4,011
Rent and telephone	4,500	12,973	13,500	26,917
Shareholder information	7,507	17,419	8,019	17,818
Transfer agent fees	6,425	2,428	6,425	3,142
Travel and related costs	10,333	35,754	20,350	72,866
	(119,062)	(172,316)	(184,607)	(327,347)
OTHER ITEMS				
Petroleum sales (net)	817	658	817	1,099
Interest income	6,699	2,396	7,858	5,690
Write-down of marketable securities (Note 3)	-	-	(5,503)	-
	7,516	3,054	3,172	6,789
Loss for the period	(111,546)	(169,262)	(181,435)	(320,558)
Deficit, beginning of period	(31,585,724)	(31,037,404)	(31,515,835)	(30,886,108)
Deficit, end of period	$ (31,697,270)	$ (31,206,666)	$ (31,697,270)	$ (31,206,666)
Basic and diluted loss per common share	$ (0.01)	$ (0.03)	$ (0.02)	$ (0.05)
Weighted average number of common shares outstanding	11,051,709	6,278,850	9,615,279	6,278,850

The accompanying notes are an integral part of these financial statements.

NEWPORT EXPLORATION LTD.
STATEMENTS OF CASH FLOWS
(prepared by management without audit)

		For the three months ended Jan 31, 2004		For the three months ended Jan 31, 2003		For the six months ended Jan 31, 2004		For the six months ended Jan 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES								
Loss for the period	$	(111,546)	$	(169,262)	$	(181,435)	$	(320,558)
Items not affecting cash:								
Amortization		6,600		8,293		13,526		16,436
Write-down of marketable securities		-		-		5,503		-
Changes in non-cash working capital items:								
(Increase) decrease in receivables		(8,863)		(6,849)		(7,827)		17,299
(Increase) decrease in prepaids		-		(2,599)		6,420		(7,234)
Increase (decrease) in accounts payable and accrued liabilities		(1,971)		(4,130)		(4,494)		(20,440)
Net cash used in operating activities		(115,780)		(174,547)		(168,307)		(314,497)
CASH FLOWS FROM INVESTING ACTIVITIES								
Acquisition of capital assets		-		(2,276)		-		(4,276)
Exploration advances		(133,035)		-		(133,035)		-
Mineral property		(64,706)		(1,529)		(64,706)		(1,529)
Net cash used in investing activities		(197,741)		(3,805)		(197,741)		(5,805)
CASH FLOWS FROM FINANCING ACTIVITIES								
Repayment of capital lease obligations		(2,489)		-		(4,964)		(38,650)
Capital stock issued for cash, net		1,919,062		-		1,919,062		-
Net cash provided by (used in) financing activities		1,916,573		-		1,914,098		(38,650)
Change in cash and equivalents during the period		1,603,052		(178,352)		1,548,050		(358,952)
Cash and equivalents, beginning of period		518,607		589,784		573,609		770,384
Cash and equivalents, end of period	$	2,121,659	$	411,432	$	2,121,659	$	411,432

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Newport Exploration Ltd. (the "Company") is a Canadian company incorporated under the laws of the Province of British Columbia. The Company is primarily engaged in the acquisition, exploration, development and production of resource properties. The Company continues to identify properties of interest. To date, the Company has not earned significant revenues and is considered to be in the development stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Jan 31 2004	Jul 31 2003
Working capital	$ 2,049,681	$ 501,637
Deficit	(31,697,270)	(31,515,835)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value on an aggregate basis.

Realized gains and losses on sale of securities are determined based on the specific cost basis.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd….)

Mineral properties (cont'd….)

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Values

The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the period. Exchange gains and losses arising on translation are included in the statement of operations.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is recorded on the declining balance basis, unless otherwise stated, at the following annual rates:

Automotive equipment under capital lease	30%
Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	straight-line over lease term

Stock-based compensation plan

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective August 1, 2003, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, the calculation proved to be anti-dilutive.

Basic earnings (loss) per share are calculated using the weighted-average number of shares outstanding during the period.

3. MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	Jan 31 2004	Jul 31 2003
Book value at cost	$ 14,816	$ 22,542
Market value	$ 20,319	$ 20,319

During the current period marketable securities were written-down by $5,503 to reflect market value.

4. MINERAL PROPERTIES

	Franco Gold Project, Mexico	Mantua Copper Property, Cuba	Total
Acquisition costs			
Balance, beginning of period	$ -	$ 100,000	$ 100,000
Additions	63,950	-	63,950
Balance, end of period	63,950	100,000	163,950
Deferred exploration costs			
Balance, beginning of period	-	90,946	90,946
Additions	756	-	756
Balance, end of period	756	90,946	91,702
Total	**$ 64,706**	**$ 190,946**	**$ 255,652**

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mantua Copper Project, Cuba

During the previous year, the Company entered into an option agreement to acquire an undivided 50% interest in the Mantua Copper Project (the "Project") in Cuba from Northern Orion Explorations Ltd. ("Northern Orion"). Upon exercise of the option, the Company will acquire 100% of the issued and outstanding shares of Minera Mantua Inc., a wholly owned subsidiary of Northern Orion which owns a 50% interest in the Project. As consideration for the option, the Company issued to Northern Orion 400,000 common shares at an agreed value of $100,000. To maintain the option, the Company must assume Northern Orion's carrying costs on the Project of up to a maximum of USD$20,000 per month and must complete a sampling and metallurgical test program of up to USD$750,000 within 12 months of the TSX Venture Exchange acceptance.

4. MINERAL PROPERTIES (cont'd)

Franco Gold Project, Mexico

During the period, the Company entered into an agreement with Cardero Resource Corp. ("Cardero) to acquire a 50% interest in the Franco Gold Project in San Luis Potosi, Mexico. Consideration for the acquisition includes a payment of $50,000 (paid), assumption of $250,000 in exploration expenditures on or before August 3, 2003, and payments of $20,000 and $60,000 to the underlying optionor of the Franco Property on or before March 3, 2004 and September 3, 2004 respectively.

When the above payments and exploration expenditures have been incurred, the Company will have earned 50% of Cardero's right, title and interest in and to the Franco Property which is subject to an underlying 2% Net Smelter Royalty. In order to acquire a 100% right, title and interest in and to the Franco Property, Cardero has to pay the Optionor the aggregate sum of $1,145,000 over 48 months which commenced on September 3, 2003 and incur an aggregate of $1,050,000 in exploration expenditures over a period of 36 months prior to September 2006. When the Company has earned the rights to 50% of Cardero's interest, the Company and Cardero will form a Mexican operating company ("Newco") and all further payments and exploration expenditures will be incurred equally by the Company and Cardero as equal partners in Newco.

5. CAPITAL ASSETS

	2004		
	Cost	Accumulated Amortization	Net Book Value
Automotive equipment under capital lease	$ 116,851	$ 102,620	$ 14,231
Computer equipment	37,067	23,730	13,337
Furniture and fixtures	21,758	12,797	8,961
Leasehold improvements	95,671	30,030	65,641
	$ 271,347	$ 169,177	$ 102,170

6. OBLIGATION UNDER CAPITAL LEASE

	Jan 31 2004
Total minimum lease payments	$ 36,123
Amount representing interest	(2,437)
Balance of obligation	33,686
Less: current portion	(10,593)
	$ 23,093

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
As at July 31, 2003	8,178,850	$ 32,295,652
Private Placement	5,549,000	1,205,512
Exercise of Warrants	200,000	50,000
Finder's Fee	-	(73,088)
As at January 31, 2004	13,927,850	$ 33,478,076

On December 16, 2003, the Company issued 5,549,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one two year share purchase warrant. Each share purchase warrant is exercisable into an additional common share at $0.40 per share in the first year and at $0.45 in the second year. The share purchase warrants issued as part of this private placement have been recorded at a fair value of $736,639 and are included in contributed surplus.

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company.

	Number of Options	Weighted Average Exercise Price
Outstanding and exercisable as at January 31, 2004	945,000	$ 0.25

The following stock options to acquire common shares in the Company are outstanding at January 31, 2004:

Number of Shares	Exercise Price	Expiry Date
745,000	$ 0.21	March 2, 2004
200,000	0.35	January 29, 2005

7. **CAPITAL STOCK** (cont'd...)

The following warrants were outstanding enabling holders to acquire the following number of shares at January 31, 2004:

Number of Shares	Exercise Price	Expiry Date
800,000	$ 0.25	March 14, 2004
1,000,000	0.60	March 27, 2004
1,500,000	0.35	July 8, 2005
5,837,400	0.40/0.45	December 16, 2004/2005

8. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid consulting fees of $40,000 to a company controlled by a director.

b) Paid management fees of $20,000 to a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

There were no significant non-cash transactions during the period ended January 31, 2004.

10. **SEGMENTED INFORMATION**

The Company's assets are located in the following locations:

	Jan 31 2004
Canada	$ 2,261,363
Cuba	190,946
Mexico	197,741
	$ 2,650,050

The Company's revenue for the period was earned in the following location:

	Jan 31 2004
Canada	$ 8,675

10. SEGMENTED INFORMATION (cont'd...)

The Company's loss for the period was incurred in the following locations:

		Jan 31 2004
Canada	$	(181,435)

11. COMMITMENT

The Company has an obligation under operating lease for its premises. The annual lease commitments under this lease are as follows:

2004	$	36,000
2005		36,000
2006		36,000
2007		30,000
	$	138,000

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, receivables, accounts payable and accrued liabilities and obligation under capital lease. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

13. SUBSEQUENT EVENTS

Subsequent to the January 31, 2004, the following event occurred:

a) 600,000 share purchase warrants were exercised at $0.25 per share, netting the treasury $150,000.

b) 200,000 share purchase warrants exercisable at $0.25 per share, 1,000,000 share purchase warrants exercisable at $0.60 per share and 745,000 stock options exercisable at $0.21 per share, expired unexercised.